UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 12, 2024

NEBIUS GROUP N.V.

Schiphol Boulevard 165

1118 BG, Schiphol, the Netherlands.

Tel: +31 202 066 970

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

As previously announced, on December 2, 2024, Nebius Group N.V. (the “Company”) entered into share purchase agreements (the “Share Purchase Agreements”) with the investors named therein (the “Purchasers”), for the private placement (the “Private Placement”) of an aggregate of 33,333,334 Class A ordinary shares (the “Shares”), nominal value €0.01 per share (the “Class A Shares”), at a purchase price of $21.00 per Class A Share. The Private Placement transaction closed on December 12, 2024, and the Shares were delivered to the Purchasers from the Company’s treasury reserve. The aggregate gross proceeds to the Company are approximately $700 million, before deducting offering expenses. The Company intends to use the net proceeds from the Private Placement to support its previously announced plans to further build out its full-stack AI infrastructure – including large-scale GPU clusters, cloud platforms and tools and services for developers – for AI pioneers globally.

Following the closing of the Private Placement, the Company has 235,454,418 ordinary shares outstanding, consisting of 199,755,744 Class A shares and 35,698,674 Class B shares. The Company also has an additional 126,586,526 Class A shares issued and held in treasury.

The Private Placement was exempt from the registration requirements of the Securities Act pursuant to the exemption for transactions by an issuer not involving any public offering under Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D of the Securities Act and in reliance on similar exemptions under applicable state laws. Each Purchaser represented that it is an accredited investor within the meaning of Rule 501(a) of Regulation D and is acquiring the Shares as principal for its own account and not with a view to or for distributing or reselling the Class A Shares. The Class A Shares were offered without any general solicitation by the Company or its representatives. The Class A Shares sold and issued in the Private Placement have not been registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from the registration requirements of the Securities Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEBIUS GROUP N.V.

Date: December 12, 2024	By:	/s/ Ophir Nave
Ophir Nave
Executive Director and Chief Operating Officer